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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              DIPLOMAT CORPORATION

                                   FORM 12b-25

                                                  Commission File Number 0-22432

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-KSB  [_] Form 11-K  [_] Form 20F  [X] Form 10-QSB
               [_] Form N-SAR

               For Period Ended: December 31, 1997
                                 -----------------

[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

               For the Transition Period Ended:
                                               ---------------------------

  Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ----------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Diplomat Corporation

Former name if applicable                   N/A

Address of principal executive office       25 Kay Fries Drive

City, state and zip code                    Stony Point, New York 10980

                                     PART II
                             RULE 12B-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X]       (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        The Company is unable to file its form 10-QSB for the quarter ended December 31, 1997 within the prescribed period because it does not yet have the required financial information. However, the Company fully expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification
               James G. Smith       (212) 752-9700
               (Name)               (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No
        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

        Due to certain acquisitions, the Company expects revenues to be materially higher than in the first quarter of the prior fiscal year, however, accurate financial information as to total losses or net income is not yet available.


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        Diplomat Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 17, 1998       By: /s/  Jonathan Rosenberg
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                                      Jonathan Rosenberg
                                      President and Chief Executive Officer



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